EXHIBIT 99.1



                             ELAN Corporate Bulletin

                             FOR IMMEDIATE RELEASE

Investors:                                                Media:
Elan: Emer Reynolds                                       Elan: Anita Kawatra
Ph:   353-1-709-4000                                      Ph:  212-407-5755
      800-252-3526                                             800-252-3526

Wyeth: Justin Victoria                                    Wyeth: Gerald V. Burr
Ph:    973-660-5340                                       Ph:    484-865-5138


                    ELAN AND WYETH RECEIVE PATENTS SUPPORTING
                  ALZHEIMER'S DISEASE IMMUNOTHERAPY TREATMENTS

   Seven new patents enhance the companies' patent portfolio in immunotherapy research and development

DUBLIN, IRELAND and MADISON, NJ, September 22, 2004 -- Elan Corporation, plc and Wyeth Pharmaceuticals, a division of Wyeth, today announced that the United States Patent and Trademark Office recently issued Neuralab Limited, a subsidiary of Elan, seven patents for the companies' joint research on immunotherapeutic approaches to the prevention and treatment of Alzheimer's disease.

Six of the patents, all entitled "Prevention and treatment of amyloidogenic disease," are directed to the companies' active immunization approaches for treatment of Alzheimer's disease:

U.S. Patent Numbers 6,787,140 and 6,787,523 claim methods of prophylactically or therapeutically treating a disease characterized by a beta amyloid deposit in a patient by administering a beta amyloid peptide.

U.S. Patent Numbers 6,787,139, 6,787,138; 6,787,143 and 6,787,144 claim compositions comprising a beta amyloid fragment, as well as methods using those compositions to


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                            ELAN Corporate Bulletin


prophylactically or therapeutically treat a disease characterized by a beta amyloid deposit in a patient.

The seventh patent is directed to the companies' passive immunization approach:
U.S. Patent Number 6,787,637, entitled "N-terminal amyloid-beta antibodies," claims pharmaceutical compositions comprising an antibody that specifically binds to a region within the beta amyloid. This patent is in addition to the previously issued U.S. Patent Numbers 6,750,324, 6,743,427 and 6,761,888 relating to passive immunization.

"As we continue to advance our understanding of Alzheimer's disease, it is increasingly important that we examine multiple approaches towards targeting the different parts of the disease. These new patents underscore this commitment and further our goal of developing treatments for this devastating disease," said Lars Ekman, M.D., Executive Vice President and President, Research and Development, Elan.

"Elan and Wyeth maintain a strong commitment to leading edge immunotherapy research. These new patents are important additions to the Alliance's already strong patent portfolio," said Robert R. Ruffolo, Jr., Ph.D., President, Wyeth Research and Senior Vice President, Wyeth.

Elan and Wyeth, solely or jointly, are the owners or exclusive licensees of more than fifty U.S. patents and/or patent applications along with corresponding foreign patents supporting their Alzheimer's disease immunotherapy approach.

In 2000, Elan and Wyeth formed a collaboration to discover, develop and commercialize immunotherapeutic approaches to prevent and treat Alzheimer's disease. The companies are currently pursuing beta amyloid immunotherapy for mild to moderate Alzheimer's disease in a Phase I safety study of a humanized monoclonal antibody, AAB-001. Elan and Wyeth are


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                            ELAN Corporate Bulletin


also developing ACC-001, a novel beta amyloid-related active immunization approach that is in the late preclinical discovery phase.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurodegenerative diseases, autoimmune diseases and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

About Wyeth

Wyeth Pharmaceuticals, a division of Wyeth (NYSE:WYE), has leading products in the areas of women's health care, cardiovascular disease, central nervous system, inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products. Wyeth is one of the world's largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing, and marketing of pharmaceuticals, vaccines, biotechnology products and nonprescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of the clinical development of potential pharmaceutical products for Alzheimer's Disease and whether they will ever be approved for commercialisation. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that problems or delays may arise during preparations for clinical trials or in the course of development, testing or manufacturing of any potential product; the risk that results in later stage or larger trials may be different from early stage clinical trials or may not meet applicable regulatory standards; as well as the other risks and uncertainties described from time to time in the companies' periodic reports filed with the Securities and Exchange Commission.